PNK ENTERTAINMENT, INC. 3980 HOWARD HUGHES PARKWA YLAS VEGAS, NEVADA 89169	PINNACLE ENTERTAINMENT, INC. 3980 HOWARD HUGHES PARKWAY LAS VEGAS, NEVADA 89169

April 1, 2016

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Tom Kluck

Branch Chief

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

RE:	PNK Entertainment, Inc.

Amendment No. 4 to Form 10-12B

Filed March 17, 2016

File No. 001-37666

Pinnacle Entertainment, Inc.

Form 10-K

Filed February 29, 2016

File No. 001-13641

Dear Mr. Kluck:

I am writing on behalf of PNK Entertainment, Inc. (“OpCo” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance, Office of Real Estate and Commodities (the “Staff”), of the Securities and Exchange Commission dated March 31, 2016 (the “Comment Letter”), relating to the above-referenced Amendment No. 4 to Form 10-12B (“Amendment No. 4”) and Pinnacle Entertainment, Inc.’s (“Pinnacle”) Form 10-K (“10-K”). Set forth below are the Company’s and Pinnacle’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company and Pinnacle, as applicable.

Concurrently with this letter, the Company is filing Amendment No. 5 to the Form 10 (“Amended Form 10”) which reflects revisions made to Amendment No. 4 in response to the comments of the Staff as well as general updates to Amendment No. 4. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Information Statement attached to Amendment No. 4, while the page numbers in the responses refer to pages in the Information Statement attached to the Amended Form 10. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Form 10.

Tom Kluck, Esq.

April 1, 2016

For your convenience, we are emailing to your attention copies of Amended Form 10, including a copy marked to show the changes from Amendment No. 4.

General

1.	Note that comments 4 and 5 are also applicable to Pinnacle Entertainment, Inc.’s Form 10-K filed February 29, 2016.

Response: The Company and Pinnacle acknowledge the Staff’s comment.

Amendment No. 4 to Form 10-12B

Exhibit 12

2.	Please revise to include an updated exhibit for Computation of Ratio of Earnings to Fixed Charges. Please refer to Item 601 of Regulation S-K.

Response: The Company has included an updated Exhibit 12 in response to the Staff’s comment.

Exhibit 99.1

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 3. Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2015, page 68

3.	We note your adjustment g. Please revise to include quantitative information about the significant unobservable inputs used in the fair value measurement of goodwill and other intangible assets.

Response: The Company has revised its pro forma adjustment g to include quantitative information about significant unobservable inputs used in the fair value measurement of other intangible assets (consisting of gaming licenses and trade names) in tabular format pursuant to Accounting Standards Codification (“ASC”) 820-10-50-2(bbb) and ASC 820-10-50-8. Please refer to page 69 for revised disclosure relating to the fair value measurement of other intangible assets in response to the Staff’s comment. The Company respectfully submits to the Staff that quantitative information about significant unobservable inputs used in the fair value measurement of goodwill has not been included in adjustment g pursuant to ASC 350-20-50-3, which states, “The quantitative disclosures about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy required by paragraph 820-10-50-2(bbb) are not required for fair value measurements related to the financial accounting and reporting for goodwill after its initial recognition in a business combination.” As such, the Company believes that such revised disclosure relating to the fair value measurements of goodwill is not required.

Tom Kluck, Esq.

April 1, 2016

Notes to the Consolidated Financial Statements, beginning on page F-7

Note 7. Investments, Restructuring and Acquisition Activities, page F-28

Retama Park Racetrack, page F-29

4.	With regard to the Retama Development Corporation (RDC) notes and the local government corporation bonds issued by RDC, please provide us a detailed discussion of how you determined that the notes and bonds are not impaired. Within your response, please address the uncertainties surrounding RDC’s ability to make interest payments on the notes. Also, please clarify for us how the notes are collateralized by the assets of Retama Park Racetrack, as it appears that you consolidate these assets.

Response: RDC is a local government corporation acting on behalf of the City of Selma as owner of Retama Park Racetrack (“Retama”). RDC has issued notes and bonds associated with Retama that are held by Pinnacle Retama Partners, LLC (“PRP”). The Company/Pinnacle holds 75.5% of the equity of PRP and consolidates the accounts of PRP in its Consolidated Financial Statements, but does not consolidate the operations and accounts of Retama. In addition to the RDC notes and bonds, PRP owns land adjacent to Retama and is the owner of the Retama racing license. Further, the Company/Pinnacle is also a party to a management contract for Retama.

The Company/Pinnacle considered whether its relationship with the RDC represents a variable interest that should be accounted for pursuant to the Variable Interest Entities (“VIE”) Subsections of ASC 810. The RDC is a local government corporation created under Texas Transportation Code. We noted that the scope and scope exceptions guidance at ASC 810-10-15-12(e) states that government organizations and financing entities established by governmental organizations (other than certain financing entities established to circumvent the provisions of the VIE Subsections of ASC 810) should not be consolidated by a reporting entity. Accordingly, the Company/Pinnacle consolidates PRP but does not consolidate RDC.

The Company/Pinnacle initially made its investment in PRP in contemplation of the possibility that casino-style gaming at racetracks in the State of Texas would be allowed at some point in the future. If gaming were legalized at the Retama location, cash flows from gaming operations would flow to PRP in the form of payments on the RDC notes and bonds. The settlement of the RDC notes and bonds can occur through excess cash flows from the operations of Retama Park or can be settled by the assumption of the Retama assets at PRP’s election. Therefore, the Company’s/Pinnacle’s risk of loss associated with this investment is limited by the value of the Retama assets.

We continually review the RDC notes and bonds for recoverability to determine if any of these assets should be impaired. As of December 31, 2015, the Company/Pinnacle concluded that the carrying value of the notes and bonds should not be impaired. In determining whether the carrying value of the RDC notes and bonds are recoverable, we primarily relied on the valuation of the land of Retama (approximately 218 acres of land). In addition, we also consider the probability for legalized gaming in the State of Texas and the potential discounted cash flows that could be realized from gaming at the Retama location. In evaluating the probability weighted cash flows associated with the potential legalization of gaming, the Company/Pinnacle assumed a low probability of legalization during the next Texas legislative session; therefore, our valuation assumptions were primarily weighted towards the probability that the value of the RDC notes and bonds will be recovered through the acquisition of the Retama real estate. In making this determination, the Company/Pinnacle obtained and reviewed independent appraisal reports associated with the land under the racetrack and land adjacent to the racetrack owned by PRP. The independent appraisal reports utilized sales comparison approaches. The Company/Pinnacle also considers cost to sell estimates in the evaluation of this land value.

Tom Kluck, Esq.

April 1, 2016

Although the Company/Pinnacle believes the current carrying values of the RDC notes and bonds are recoverable through the acquisition of the Retama real estate, the Company/Pinnacle determined it would likely not accrue interest associated with lending to Retama due to uncertainty associated with collectability described above. Indeed, Retama’s operating results, without gaming legalization in the State of Texas, do not currently support cash flows sufficient for payments of interest on the RDC lending. In addition, the estimated value of the Retama real estate would not support any substantive interest receivable balances. Accordingly, the Company/Pinnacle has recorded non-cash impairments of the goodwill of PRP and the Retama racing license during the quarter ended June 30, 2015, but has determined that the notes and bonds are not impaired.

Note 9 – Goodwill and Other Intangible Assets, page F-31

5.	We note you calculated fair values of certain intangible assets during 2015. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these intangible assets. Please refer to ASC 820-10-50-2(bbb).

Response: The Company/Pinnacle respectfully submits that in determining that this quantitative information is not necessary, the Company/Pinnacle considered that, in many cases, the intangible assets were fully impaired. In cases where the assets were not fully impaired, the Company/Pinnacle noted that the amounts of the impairment charges were not significantly affected by changes in the unobservable inputs used in the impairment tests. Additionally, in the context of the financial statements taken as a whole, the total amount of the impairment charges as well as the remaining carrying values of those impaired intangible assets are not material. For the reasons described above, the Company/Pinnacle concluded that quantitative information about the significant unobservable inputs used in the fair value measurement of these intangible assets as set forth in ASC 820-10-50-2(bbb), is not material and that the disclosures provided are adequate (e.g., valuation technique, fair value as of measurement date, facts and circumstances leading to impairment).

Notwithstanding the above, based on the Staff’s comment and recent speeches on ASC 820 disclosures, in future filings, including prior year periods presented for comparative purposes, the Company will include quantitative information about significant unobservable inputs used in the fair value measurement of intangible assets pursuant to ASC 820-10-50-2(bbb). The following is the proposed disclosure, which pertains to the Belterra Park gaming license and the trade name of the Jackpot Properties, to be provided in the Company’s future filings:

Tom Kluck, Esq.

April 1, 2016

	Fair Value (in millions)	Valuation Technique	Unobservable Input	Amount
Gaming license	$22.5	Discounted cash flow	Discount rate	9.7%
			Long-term revenue growth rate	2.0%

Trade name	$8.0	Discounted cash flow	Discount rate	10.3%
			Long-term revenue growth rate	2.0%
			Pre-tax royalty rate	1.5%

* * *

Tom Kluck, Esq.

April 1, 2016

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (702) 541-7733.

Very truly yours,

PNK ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez

Name:	Carlos A. Ruisanchez
Title:	President, Treasurer and Secretary

PINNACLE ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez

Name:	Carlos A. Ruisanchez
Title:	President and Chief Financial Officer

cc:	Anthony M. Sanfilippo

Stephen F. Arcano, Esq.

Neil P. Stronski, Esq.

Robert Bruning